Exhibit 99.02
                       DESCRIPTION OF CAPITAL STOCK - CIPS

     General. The authorized capital stock of Central Illinois Public Service Company (CIPS) consists of 2,000,000 shares of Cumulative Preferred Stock, par value $100 per share, issuable in series, of which 800,000 shares are outstanding; 2,600,000 shares of Cumulative Preferred Stock without par value, issuable in series, of which no shares are outstanding (both such classes of preferred stock being hereinafter collectively referred to as the "Preferred Stock"); and 45,000,000 shares of Common Stock without par value of which 25,452,373 shares were outstanding (all of which were held by CIPSCO) at December 31, 1994.

     The following statements, unless the context otherwise indicates, are brief summaries of the substance or general effect of certain provisions of CIPS' Restated Articles of Incorporation and the resolutions establishing series of Preferred Stock (collectively, the "Articles"), and of its Mortgage Indenture securing its outstanding First Mortgage Bonds. Such statements make use of defined terms and are not complete; they are subject to all the provisions of the Articles or the Mortgage Indenture, as the case may be.

     Dividend Rights. Whenever dividends on all outstanding shares of the Preferred Stock of all series for all previous quarter-yearly dividend periods and the current quarter-yearly dividend period shall have been paid or declared and set apart for payment, and whenever all amounts required to be set aside for any sinking fund for the redemption or purchase of shares of the Preferred Stock for all previous periods or dates shall have been paid or set aside, and subject to the limitations summarized below, the Board of Directors of CIPS may declare dividends on the CIPS Common Stock out of any surplus or net profits of CIPS legally available for the purpose. Currently, none of the series of the Preferred Stock have a sinking fund for the redemption or purchase of shares of such series. The Mortgage Indenture provides, in effect, that CIPS will not declare or pay any dividends (other than in stock) on CIPS Common Stock, or make any other distribution on or purchase any Common Stock, unless the total amount charged or provided for maintenance, repairs and depreciation of the mortgaged properties subsequent to December 31, 1940, plus the surplus earned during the period and remaining after any such dividend, distribution or purchase, shall equal at least 15% of CIPS' total utility operating revenues for the period, after deducting from such revenues the cost of electricity and gas purchased for resale. The Articles provide in effect that, so long as any Preferred Stock is outstanding, the total amount of all dividends or other distributions on CIPS Common Stock (other than in stock) that may be paid, and purchases of Common Stock that may be made, during any 12-month period shall not exceed (a) 75% of CIPS' net income (as defined) for the 12-month period next preceding each such dividend, distribution or purchase, if the ratio of "common stock equity" to "total capital" (as defined) is 20% to 25%, or (b) 50%

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of such net income if such ratio is less than 20%.  If such ratio is in excess of 25%, no such dividends may be paid or distributions or purchases made that would reduce such ratio to less than 25% except to the extent permitted by clauses (a) and (b). At December 31, 1994, no amount of retained earnings was restricted as to the payment of dividends on CIPS Common Stock under the foregoing provisions of the Mortgage Indenture or the Articles.

     Voting Rights. Under Illinois law, each share of stock of CIPS, common and preferred, is entitled to one vote on each matter voted on at all meetings of shareholders, with the right of cumulative voting in the election of directors and the right to vote as a class on certain questions. The Articles give to holders of Preferred Stock certain special voting rights designed to protect their interests with respect to specified corporate action, including certain amendments to the Articles, the issuance of Preferred Stock or parity stock, the issuance or assumption of certain unsecured indebtedness, and mergers, consolidations or sales or leases of substantially all of CIPS' assets.

     Preemptive Rights. Holders of CIPS Common Stock have no preemptive subscription rights.

     Liquidation Rights. In the event of any liquidation or dissolution of CIPS, holders of Common Stock are entitled to share ratably in the net assets and profits of CIPS remaining after the payment in full to the holders of the CIPS Preferred Stock of the aggregate preferential amount payable in respect of the Preferred Stock in any such event.

     Miscellaneous. The Transfer Agents for the CIPS Common Stock are Illinois Stock Transfer Company, Chicago, Illinois, and Harris Trust and Savings Bank, Chicago, Illinois; and the Registrar is Harris Trust and Savings Bank, Chicago, Illinois.

     CIPS reserves the right to increase, decrease or reclassify its authorized capital stock or any class or series thereof, and to amend or repeal any provisions in the Articles; and all rights conferred on shareholders in the Articles are subject to this reservation.
















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